MANPA

Rule 12g3-2 (b) File N° 82-4240

Caracas February 10th, 2003

04012884

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

SUPPL

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

dw 2/18

Very truly yours,

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, October 27, 2003.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

In compliance with the regulations in effect, enclose please find three (3) counterparts of the following documents belonging to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Restated Financial Statements Consolidated at September 30, 2003.

2. Consolidated Statements of Equity Accounts Movements at September 30, 2003 in restated bolivars.

3. Consolidated Statements of Equity Accounts Movements at September 30, 2002 in restated bolivars.

4. Consolidated Statements of Cash Flows for the term going from January the 1st to September 30th for the years 2003 and 2002, in restated bolivars.

5. Historical Consolidated Financial Statements at September 30, 2003.

6. Consolidated Statements of Movements in Equity Accounts at September 30, 2003 in historical bolivars.

7. Consolidated Statements of Movements in Equity Accounts at September 30, 2002 in historical bolivars.

8. Consolidated Statements of Cash Flows for the term going from January the 1st to September 30 for the years 2003 and 2002, in historical bolivars.

9. Detail of long-term loans at September 30, 2003.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

Phone 901 22 45 Fax 901 23 17

llevel@manpa.com.ve

Translator's Note:

At the bottom right margin there is a wet seal that reads as follows: "Please return signed and sealed." At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 October 27 PM 3:36 FILE RECEIVED." --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS STATEMENT RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER 30th

STATED IN CONSTANT CURRENCY AT SEPTEMBER 30th, 2003

INTERIM PRELIMINARY

(In thousands of Bs.)

	3rd Quarter 2003	3rd Quarter 2002
Net sales	227,343,282	203,785,665
OPERATING COSTS AND EXPENSES		
Sales cost	149,191,301	134,064,404
Administration expenses	8,727,631	11,275,027
Sales expenses	21,957,732	27,600,478

INTERPRETE PUBLICO 3 JUDITH X. HERNANDEZ MORA

OPERATING EARNINGS	47,466,618	30,845,756
OTHER INCOME/ (EXPENSES)		
Others – net	-31,167,066	-16,735,679
INTEGRAL FINANCING INCOME (COST)		
Earned interests	319,073	399,823
Interests expenses	-4,587,474	-8,013,911
Exchange differences – net	2,759,004	-3,283,905
Monetary earnings	3,610,558	2,262,860
TOTAL INTEGRAL FINANCING INCOME (COST)	2,101,161	-8,635,133
PROFITS BEFORE INCOME TAX	18,400,712	5,474,944
Income tax provision	4,612,247	2,809,414
NET INCOME	13,788,465	2,665,530
"EBITDA"(sic.) (INCOME BEFORE INTERESTS, TAXES, DEPRECIATION AND AMORTIZATION)	58,374,860	43,983,942

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

Leticia Level (signed) Illegible.

Corporate Planning Manager.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH, 2003

INTERIM PRELIMINARY

(In thousand Bs.)

	1st Quarter 2003	1st Quarter 2002
ASSETS		
CURRENT		
Cash and transferable securities	18,922,890	17,890,033
Commercial Accounts Receivable	49,760,595	47,138,372

Other accounts receivable	5,564,415	5,473,936
Inventory	45,689,656	48,001,125
Expenses paid in advance	1,224,592	905,163
Advances to suppliers	3,055,324	3,266,801
TOTAL CURRENT ASSETS	124,217,472	122,675,430
Investments	12,159,637	19,528,181
NET FIXED ASSETS	397,131,709	479,222,293
Other Assets	2,912,334	1,720,953
TOTAL ASSETS	536,421,152	623,146,855

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

Leticia Level (signed) Illegible.

Corporate Planning Manager.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH

STATED IN CONSTANT CURRENCY AT SEPTEMBER 30, 2003

INTERIM PRELIMINARY

(In thousand Bs.)

	1st Quarter 2003	1st Quarter 2002
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	4,060,000	10,417,221
Current portion of long-term loans	1,687,500	5,215,329
Commercial accounts payable	42,235,366	41,007,117
Other accounts payable	6,927,913	7,751,101
Dividends	2,688,905	296,334
Others	5,539,698	4,961,153

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE PERIOD INCLUDED FROM JANUARY 1 TO SEPTEMBER 30,2003
IN HISTORICAL BOLIVARS
(Stated in thousands bolivars)

	Capital stock	Retained Earnings		Total Equity
		Legal Reserve	Undistributed	
BALANCES AT DECEMBER 31, 2002	11,470,047	1,095,795	28,910,199	41,476,041
Capital increase	-	-	-	-
Net income	-	-	29,569,533	29,569,533
Cash dividends	-	-	(11,470,047)	(11,470,047)
BALANCES AT SEPTEMBER 30, 2003	11,470,047	1,095,795	47,009,685	59,575,527

CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE PERIOD INCLUDED FROM JANUARY 1 TO SEPTEMBER 30,2002
IN HISTORICAL BOLIVARS
(Stated in thousands BOLIVARS)

	Capital stock	Retained Earnings		Total Equity
		Legal Reserve	Undistributed	
BALANCES AT DECEMBER 31, 2001	11,470,047	1,095,795	33,411,655	45,997,497
Net income	-	-	17,795,937	17,795,937
Cash dividends	-	-	(9,176,035)	(9,176,035)
BALANCES AT SEPTEMBER 30, 2002	11,470,047	1,095,795	42,031,554	54,597,396

JUAN ANTONIO LOVERA (signed) Illegible
Corporative Vice President of Finances

LETICIA LEVEL (signed) Illegible
Corporative Planning Manager

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO SEPTEMBER 30,2003
STATED IN CONSTANT CURRENCY AT SEPTEMBER 30, 2003
(Stated in thousand bolivars)

	Capital stock	Capital Updating	Updated Net Balance of Retained Earnings for the sole use of payment of dividends of shares of Manpa or subsidiaries	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2002	22,940,094	87,274,571	189,292,748	91,966	11,021,466	23,358,764	109,845,428	444,825,037
Net income	-	-	-	-	-	13,788,465	-	13,788,465
Cash dividends	-	-	-	-	-	(12,159,530)	-	(12,159,530)
Result from holding non-monetary assets	-	-	-	-	-	-	1,502,880	1,502,880
BALANCES AT SEPTEMBER 30, 2003	22,940,094	87,274,571	189,292,748	91,966	11,021,466	25,987,699	111,348,308	447,956,852

CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO SEPTEMBER 30,2003
STATED IN CONSTANT CURRENCY AT SEPTEMBER 30, 2003
(Stated in thousand bolivars)

	Capital stock	Capital Updating	Updated Net Balance of Retained Earnings for the sole use future capital stock increases	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2001	110,214,665	-	189,292,748	200,063	11,021,466	49,607,504	52,093,948	412,430,394
Net income	-	-	-	-	-	2,665,530	-	2,665,530
Cash dividends	-	-	-	-	-	(13,712,164)	-	(13,712,164)
Result from holding non-monetary assets	-	-	-	-	-	-	132,885,147	132,885,147
BALANCES AT SEPTEMBER 30, 2002	110,214,665	-	189,292,748	200,063	11,021,466	38,560,870	184,979,095	534,268,907

JUAN ANTONIO LOVERA (signed) Illegible
Corporative Vice President of Finances

LETICIA LEVEL (signed) Illegible
Corporative Planning Manager

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
HERNANDEZ MORA

TOTAL CURRENT LIABILITIES	63,139,382	69,648,255
INCOME TAX PROVISION		
Income tax payable	5,903,668	4,252,207
TOTAL ALLOWANCES AND PROVISIONS	5,903,668	4,252,207
LONG-TERM LIABILITIES		
Long-term loans	4,532,100	2,135,973
Severance benefits and Other reserves	13,544,082	8,508,772
Other liabilities	1,345,068	4,332,741
TOTAL LONG-TERM LIABILITIES	19,421,250	14,977,486
TOTAL LIABILITIES	88,464,300	88,877,948
SHAREHOLDER'S EQUITY	447,956,852	534,268,907
TOTAL LIABILITIES AND EQUITY	536,421,152	623,146,855

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

Leticia Level (signed) Illegible.

Corporate Planning Manager.--

(Next there is one Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH FOR THE YEARS 2002 AND 2003

STATED IN CONSTANT CURRENCY AT SEPTEMBER 30, 2003

(Stated in thousands of Bs.)

	2003	2002
OPERATING ACTIVITIES:		
Net earnings	13,788,465	2,665,530
Adjustments to conciliate the net income with the cash provided by the operating activities:		

Participation in results from non-consolidated affiliates	1,852,935	-
Disposal of non-monetary accounts	(115,067)	-
Participation minority shareholders, net	244,077	347,072
Profit from selling assets	(645)	451,735
Provision for investments	2,044,160	12,720,589
Goodwill redemption on share book value of affiliates	64,717	470,256
Monetary earnings	(3,610,558)	(2,262,860)
Depreciation	10,908,242	13,138,186
Provision for severance benefits	9,380,773	11,401,689
Changes in current assets and liabilities	2,255,996	3,763,269
Deferred charges and other assets	(1,374,802)	(59,591)
Payment of severance benefits	(9,912,712)	(11,766,322)
Other long-term accounts	4,342,772	2,683,415
Other liabilities and deferred credits	(20,637)	(20,637)
Net cash provided for operating activities	29,847,716	33,532,331
INVESTMENT ACTIVITIES:		
Additions to properties, plant and equipment net	(1,445,391)	-
Sales and withdrawals of properties and equipment, net	1,502,882	1,735,760
Net cash provided for investment activities	57,491	1,735,760
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	(8,242,454)	10,417,221
Reduction of long-term loans	(6,166,197)	(24,713,402)
Cash dividends	(12,159,530)	(13,712,164)
Net cash used by financing activities	(26,568,181)	(28,008,345)
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,337,026	7,259,746
CASH AND CASH EQUIVALENTS:		

AT THE BEGINNING OF PERIOD	15,585,864	10,630,287
AT THE END OF PERIOD	18,922,890	17,890,033

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

Leticia Level (signed) Illegible.

Corporate Planning Manager.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED PROFIT AND LOSS STATEMENT

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH

INTERIM PRELIMINARY

(In thousand Bs.)

	3rd Quarter 2003	3rd Quarter 2002
Net sales	216,042,254	145,970,522
OPERATING COSTS AND EXPENSES		
Sales cost	125,721,986	86,770,408
Administration expenses	7,716,291	7,567,643
Sales expenses	20,826,136	19,648,594
OPERATING INCOME	61,777,841	31,983,877
OTHER INCOME/ (EXPENSES)		
Others – net	-26,177,658	-4,564,761
INTEGRAL FINANCING INCOME (COST)		
Earned interests	297,099	276,359
Interests expenses	-4,208,563	-5,541,250
Exchange differences – net	2,319,996	-2,370,725
TOTAL INTEGRAL FINANCING INCOME (COST)	-1,591,468	-7,635,616
PROFITS BEFORE INCOME TAX	34,008,715	19,783,500

Income tax provision	4,439,182	1,987,566
NET INCOME	29,569,533	17,795,934
EBITDA (INCOME BEFORE INTERESTS, TAXES, DEPRECIATION AND AMORTIZATION)	64,175,132	35,751,795

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

Leticia Level (signed) Illegible.

Corporate Planning Manager.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER 30TH

INTERIM PRELIMINARY

(In thousand Bs.)

	3RD Quarter 2003	3RD Quarter 2002
ASSETS		
CURRENT		
Cash and transferable securities	18,922,890	14,133,805
Commercial Accounts Receivable	49,760,595	37,241,103
Other accounts receivable	5,564,415	4,324,617
Inventory	41,599,116	33,061,883
Expenses paid in advance	1,166,522	643,985
Advances to suppliers	3,033,174	2,550,004
TOTAL CURRENT ASSETS	120,046,712	91,955,397
Investments	4,041	1,736,245
NET FIXED ASSETS	32,365,168	35,926,203
Other Assets	2,912,334	1,359,618
TOTAL ASSETS	155,328,255	130,977,463

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

Leticia Level (signed) Illegible.

Corporate Planning Manager.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 30th

INTERIM PRELIMINARY

(In thousand Bs.)

	3rd Quarter 2003	3rd Quarter 2002
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	4,060,000	8,230,000
Current portion of long-term loans	1,687,500	4,120,308
Commercial accounts payable	42,235,366	32,397,179
Other accounts payable	6,927,913	6,031,296
Dividends	2,688,905	234,115
Others	5,630,483	4,016,259
TOTAL CURRENT LIABILITIES	63,230,167	55,029,157
INCOME TAX PROVISION		
Income tax payable	5,903,668	3,359,405
LONG-TERM LIABILITY		
Long-term loans	4,532,100	1,687,500
Severance benefits and Other reserves	13,544,082	6,722,253
Other liabilities	8,542,711	9,581,752
TOTAL LONG-TERM LIABILITY	26,618,893	17,991,505

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

TOTAL LIABILITIES	95,752,728	76,380,067
SHAREHOLDER'S EQUITY	59,575,527	54,597,396
TOTAL LIABILITY AND SHAREHOLDER'S EQUITY	155,328,255	130,977,463

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

Leticia Level (signed) Illegible.

Corporate Planning Manager.---

(Next there is one Consolidated Statement of Flows in equity accounts attached hereto)

Translator's Note:

At the upper right margin of each folio in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 October 27 PM 3:35. FILE. RECEIVED." ---

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, January 5th, 2004.

REPUBLICA DE VENEZUELA
INTERPRETE
HERNANDEZ MORA

JUDITH HERNANDEZ-MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

2003 OCT 27 PM 3:36

ARCHIVO
RECIBIDO

Caracas, 27 de Octubre de 2003.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Estados Financieros Consolidados Reexpresados al 30 de Septiembre de 2003.
2. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de Septiembre de 2003, en Bolívares Reexpresados.
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de Septiembre de 2002, en Bolívares Reexpresados.
4. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de Enero y el 30 de Septiembre de los años 2003 y 2002, en Bolívares Reexpresados.
5. Estados Financieros Consolidados Históricos al 30 de Septiembre de 2003.
6. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de Septiembre de 2003, en Bolívares Históricos.
7. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de Septiembre de 2002, en Bolívares Históricos.
8. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de enero y el 30 de Septiembre de los años 2003 y 2002, en Bolívares Históricos.
9. Detalle de los Préstamos a Largo Plazo al 30 de Septiembre de 2003.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
Teléfono: 901 22 45 Fax 901 23 17
llevel@manpa.com.ve

FAVOR DEVOLVER
FIRMADA Y SELLADA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2003
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2003	3er. Trimestre 2002
Ventas Netas	227.343.282	203.785.665
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	149.191.301	134.064.404
Gastos de Administración	8.727.631	11.275.027
Gastos de Ventas	21.957.732	27.600.478
UTILIDAD OPERACIONAL	**47.466.618**	**30.845.756**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-31.167.066	-16.735.679
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	319.073	399.823
Intereses Gastos	-4.587.474	-8.013.911
Diferencias en cambio - neto	2.759.004	-3.283.905
Ganancia monetaria	3.610.558	2.262.860
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**2.101.161**	**-8.635.133**
UTILIDAD ANTES DE ISLR	**18.400.712**	**5.474.944**
Provisión ISLR	4.612.247	2.809.414
UTILIDAD NETA	**13.788.465**	**2.665.530**
EBITDA (UTILIDAD ANTES INTERESES, IMPUESTOS, DEPRECIACION Y AMORTIZACION)	**58.3[illegible]4.860**	**43.983.942**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2003
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2003	3er. Trimestre 2002
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	18.922.890	17.890.033
Cuentas por Cobrar Comerciales	49.760.595	47.138.372
Otras Cuentas por Cobrar	5.564.415	5.473.936
Inventarios	45.689.656	48.001.125
Gastos Pagados por Anticipado	1.224.592	905.163
Anticipo a Proveedores	3.055.324	3.266.801
TOTAL ACTIVO CIRCULANTE	**124.217.472**	**122.675.430**
Inversiones	12.159.637	19.528.181
ACTIVO FIJO NETO	**397.131.709**	**479.222.293**
Otros Activos	2.912.334	1.720.953
TOTAL ACTIVOS	**536.421.152**	**623.146.855**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2003
INTERINO PRELIMINAR
(En Miles de Bs.)

2003 OCT 27 PM 3:36
RECIBIDO

	3er. Trimestre 2003	3er. Trimestre 2002
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	4.060.000	10.417.221
Porción Circulante Préstamos Largo Plazo	1.687.500	5.215.329
Cuentas por Pagar Comerciales	42.235.366	41.007.117
Otras Cuentas por Pagar	6.927.913	7.751.101
Dividendos	2.688.905	296.334
Otros	5.539.698	4.961.153
TOTAL PASIVO CIRCULANTE	**63.139.382**	**69.648.255**
PROVISION ISLR		
ISLR por pagar	5.903.668	4.252.207
TOTAL APART. Y PROVISIONES	**5.903.668**	**4.252.207**
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	4.532.100	2.135.973
Prestaciones Sociales y Otras Reservas	13.544.082	8.508.772
Otros Pasivos	1.345.068	4.332.741
TOTAL PASIVO LARGO PLAZO	**19.421.250**	**14.977.486**
TOTAL PASIVO	**88.464.300**	**88.877.948**
PATRIMONIO	**447.956.852**	**534.268.907**
TOTAL PASIVO Y PATRIMONIO	**536.421.152**	**623.146.855**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE 2003 EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2003
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado de utilidades retenidas para uso único de pago de dividendos en acciones de Manpa o Subsidiarias	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2002	22.940.094	87.274.571	189.292.748	91.966	11.021.466	24.358.764	109.845.428	444.825.037
Utilidad neta		-	-	-	-	13.788.465	-	13.788.465
Dividendos en efectivo	-	-	-	-	-	(12.159.530)	-	(12.159.530)
Resultado por tenencia de activos *no monetarios*	-	-	-	-	-	-	1.502.880	1.502.880
SALDOS AL 30 DE SEPTIEMBRE DE 2003	22.940.094	87.274.571	189.292.748	91.966	11.021.466	25.987.699	111.348.308	447.956.852

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE 2002 EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2003
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para uso único de futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2001	110.214.665	-	189.292.748	200.063	11.021.466	49.607.504	52.093.948	412.430.394
Utilidad neta	-	-	-	-	-	2.665.530	-	2.665.530
Dividendos en efectivo	-	-	-	-	-	(13.712.164)	-	(13.712.164)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	132.885.147	132.885.147
SALDOS AL 30 DE SEPTIEMBRE DE 2002	110.214.665	-	189.292.748	200.063	11.021.466	38.560.870	184.979.095	534.268.907

RECIBIDO 2003 OCT 3:35

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE LOS AÑOS 2002 Y 2003
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2003
(Expresados en Miles de Bolívares)

2003 OCT 27 PM 3:35
ARCHIVO
RECIBIDO

	2003	2002
ACTIVIDADES OPERACIONALES:		
Utilidad neta	13.788.465	2.665.530
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación en resultados de afiliadas no consolidadas	1.852.935	-
Desincorporación de cuentas no monetarias	(115.067)	-
Participación accionistas minoritarios, neto	244.077	347.072
Ganancia en venta de activos	(645)	451.735
Provisión para inversiones	2.044.160	12.720.589
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	64.717	470.256
Ganancia monetaria	(3.610.558)	(2.262.860)
Depreciación	10.908.242	13.138.186
Provisión para prestaciones sociales	9.380.773	11.401.689
Cambios en activos y pasivos circulantes	2.255.996	3.763.269
Cargos diferidos y otros activos	(1.374.802)	(59.591)
Pago de prestaciones sociales	(9.912.712)	(11.766.322)
Otras cuentas por pagar a largo plazo	4.342.772	2.683.415
Otros pasivos y créditos diferidos	(20.637)	(20.637)
Efectivo neto provisto por las actividades operacionales	29.847.716	33.532.331
ACTIVIDADES DE INVERSION:		
Adiciones de propiedades, planta y equipo, neto	(1.445.391)	-
Venta y retiros de propiedades y equipos, neto	1.502.882	1.735.760
Efectivo neto provisto por las actividades de inversión	57.491	1.735.760
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	(8.242.454)	10.417.221
Disminución de préstamos a largo plazo	(6.166.197)	(24.713.402)
Dividendos en efectivo	(12.159.530)	(13.712.164)
Efectivo neto usado por las actividades de financiamiento	(26.568.181)	(28.008.345)
AUMENTO (DISMINUCION) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	3.337.026	7.259.746
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	15.585.864	10.630.287
AL FINAL DEL PERIODO	18.922.890	17.890.033

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2003	3er. Trimestre 2002
Ventas Netas	216.042.254	145.970.522
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	125.721.986	86.770.408
Gastos de Administración	7.716.291	7.567.643
Gastos de Ventas	20.826.136	19.648.594
UTILIDAD OPERACIONAL	**61.777.841**	**31.983.877**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-26.177.658	-4.564.761
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	297.099	276.359
Intereses Gastos	-4.208.563	-5.541.250
Diferencias en cambio - neto	2.319.996	-2.370.725
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**-1.591.468**	**-7.635.616**
UTILIDAD ANTES DE ISLR	**34.008.715**	**19.783.500**
Provisión ISLR	4.439.182	1.987.566
UTILIDAD NETA	**29.569.533**	**17.795.934**
EBITDA (UTILIDAD ANTES INTERESES, IMPUESTOS, DEPRECIACION Y AMORTIZACION)	**64.175.132**	**35.751.795**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

2003 OCT 27 PM 3: 35

ARCHIVO RECIBIDO

INFORMACION COMPLEMENTARIA
BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2003	3er. Trimestre 2002
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	18.922.890	14.133.805
Cuentas por Cobrar Comerciales	49.760.595	37.241.103
Otras Cuentas por Cobrar	5.564.415	4.324.617
Inventarios	41.599.116	33.061.883
Gastos Pagados por Anticipado	1.166.522	643.985
Anticipo a Proveedores	3.033.174	2.550.004
TOTAL ACTIVO CIRCULANTE	**120.046.712**	**91.955.397**
Inversiones	4.041	1.736.245
ACTIVO FIJO NETO	**32.365.168**	**35.926.203**
Otros Activos	2.912.334	1.359.618
TOTAL ACTIVOS	**155.328.255**	**130.977.463**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA
BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2003	3er. Trimestre 2002
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	4.060.000	8.230.000
Porción Circulante Préstamos Largo Plazo	1.687.500	4.120.308
Cuentas por Pagar Comerciales	42.235.366	32.397.179
Otras Cuentas por Pagar	6.927.913	6.031.296
Dividendos	2.688.905	234.115
Otros	5.630.483	4.016.259
TOTAL PASIVO CIRCULANTE	**63.230.167**	**55.029.157**
PROVISION ISLR		
ISLR por pagar	5.903.668	3.359.405
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	4.532.100	1.687.500
Prestaciones Sociales y Otras Reservas	13.544.082	6.722.253
Otros Pasivos	8.542.711	9.581.752
TOTAL PASIVO LARGO PLAZO	**26.618.893**	**17.991.505**
TOTAL PASIVO	**95.752.728**	**76.380.067**
PATRIMONIO	**59.575.527**	**54.597.396**
TOTAL PASIVO Y PATRIMONIO	**155.328.255**	**130.977.463**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE 2003
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2002	11.470.047	1.095.795	28.910.199	41.476.041
Aumentos de capital	-	-	-	-
Utilidad neta	-	-	29.569.533	29.569.533
Dividendos en efectivo	-	-	(11.470.047)	(11.470.047)
SALDOS AL 30 DE SEPTIEMBRE DE 2003	11.470.047	1.095.795	47.009.685	59.575.527

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE 2002
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2001	11.470.047	1.095.795	33.411.655	45.977.497
Utilidad neta	-	-	17.795.934	17.795.934
Dividendos en efectivo	-	-	(9.176.035)	(9.176.035)
SALDOS AL 30 DE SEPTIEMBRE DE 2002	11.470.047	1.095.795	42.031.554	54.597.396

Juan Antonio Lovera
Vicepresidente Corp. de Finanzas

Leticia Level
Gerente de Planificación Corp.